Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2011 Results

Quarterly Shipment Increased by 21.9% to Reach Another Historical High

Gross Margin for In-house PV Module Excluding a Non-cash Inventory Provision Was 19.0%

Non-GAAP Diluted EPS Was US$0.14

BAODING, China, November 23, 2011 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended September 30, 2011.

Third Quarter 2011 Consolidated Financial and Operating Highlights

•	Total net revenues were RMB 4,258.6 million (US$667.7 million).
•	PV module shipment increased by 21.9% from the second quarter of 2011, reaching another historical high.
•

Gross profit was RMB 458.5 million (US$71.9 million), representing a gross margin of 10.8%, which included a non-cash inventory provision of RMB 258.6 million (USD$40.6 million). Gross margin for in-house PV module excluding a non-cash inventory provision was 19.0%.

•

Operating loss was RMB 5.5 million (US$0.9 million), representing a negative operating margin of 0.1%. Excluding a non-cash inventory provision and a non-cash bad debt expense of RMB 41.9 million (US$6.6 million), operating income would be RMB 295.0 million (US$46.3 million) and operating margin would be 6.9%.

•	Net loss[1] was RMB 180.5 million (US$28.3 million) and diluted loss per ordinary share and per American depositary share (“ADS”) was RMB 1.14 (US$0.18).
•	On an adjusted non-GAAP[2] basis, net income was RMB 142.7 million (US$22.4 million) and diluted earnings per ordinary share and per ADS were RMB 0.89 (US$0.14).

“I’m pleased to see that we emerged stronger under the challenging market dynamics in the third quarter. With a 21.9% increase in PV module shipments in this quarter, we marked another record of quarterly shipment volumes. This was attributable to our well-recognized brand, diversified customer portfolio, strong product bankability, outstanding after-sales services, leading cost structure and cutting-edge technology,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

1	For convenience purposes, all references to “net loss (income)” in this press release, unless otherwise specified, represent “net loss (income) attributable to Yingli Green Energy” for all periods presented.
2	All non-GAAP measures exclude share-based compensation, non-cash interest expense, gain on bargain purchase from an acquisition, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company, non-cash inventory provision and non-cash valuation allowance for deferred tax assets. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“In Europe, we have cemented existing partnerships and developed new customers to maintain a leading presence. In non-European markets, our commitments were rewarded with enhanced presence and market share. Particularly in China, our shipment volume in the third quarter alone exceeded our cumulative shipments as of June 30, 2011. After eight years’ strategic planning and execution, we look forward to strengthening cooperation with our customers and continuing our strong growing momentum in China. In the United States, results from the third quarter were in line with our plan. Furthermore, we have taken important steps to support the development of multiple markets in Latin America and established a presence in those areas poised for growth.” Mr. Miao continued.

“In order to seize growth opportunities in a challenging environment, we will further enhance our efforts on technological innovation, cost control and brand globalization to strengthen our comprehensive competitiveness. As a result of our active renegotiations with our suppliers, our average purchase price of raw materials dropped by 24% from June to November. In addition, we have seen continuous cost savings from technological improvements. The average efficiency of PANDA cells has reached 18.9% on commercial production lines. As an extension of Project PANDA, we have launched a research project with ECN and Amtech Systems on the N-MWT PV cell and module, which is expected to further improve cell efficiency towards 20% and module efficiency of 18% and more.” Mr. Miao concluded.

Third Quarter 2011 Financial Results

Total Net Revenues

Total net revenues were RMB 4,258.6 million (US$667.7 million) in the third quarter of 2011, compared to RMB 4,398.8 million in the second quarter of 2011 and RMB 3,284.2 million in the third quarter of 2010. The slight decrease in total net revenues quarter over quarter was due to the decline of average selling price, partially offset by increased PV module shipment that was attributable to diversified customer portfolio geographically.

Gross Profit and Gross Margin

Gross profit was RMB 458.5 million (US$71.9 million), compared to RMB 970.1 million in the second quarter of 2011 and RMB 1,094.5 million in the third quarter of 2010. Overall gross margin was 10.8% in the third quarter of 2011, compared to overall gross margin of 22.1% in the second quarter of 2011 and 33.3% in the third quarter of 2010. The decrease in gross margin from the second quarter of 2011 was primarily due to the decline of the average selling price and a non-cash inventory provision of RMB 258.6 million (US$40.6 million), partially offset by the reduced total cost of PV modules as a result of the decline in the prices of polysilicon and auxiliary materials, as well the continuous processing cost reduction.

In the third quarter of 2011, the Company made a non-cash provision of RMB 258.6 million (US$40.6 million) upon review of its inventory.

Gross margin for in-house PV module excluding a non-cash inventory provision was 19.0% in the third quarter of 2011.

Operating Expenses

Operating expenses were RMB 464.1 million (US$72.8 million) in the third quarter of 2011, compared to RMB 443.7 million in the second quarter of 2011 and RMB 358.7 million in the third quarter of 2010. The slight increase in operating expenses quarter over quarter was due to a non-cash bad debt expense of RMB 41.9 million (US$6.6 million), partially offset by the better control of sales and marketing related expenses.

The non-cash bad debt expense recorded in this quarter mainly related to the failure by one of the Company’s customers to perform its obligations under contractual arrangements it had entered into with the Company regarding certain accounts receivable outstanding as of September 30, 2011. The Company has been informed that such customer has filed for bankruptcy, and the Company is currently seeking legal advice on its options to protect its interest. Given the fact that a majority of the total amount of the account receivable was insured, the Company made a non-cash bad debt provision to cover the remaining balance of the receivables, which the Company may or may not be able to recover in future periods.

Operating expenses as a percentage of total net revenues was 10.9% in the third quarter of 2011, compared to 10.1% in the second quarter of 2011 and 10.9% in the third quarter of 2010.

Operating Loss and Margin

As a result of the foregoing, operating loss was RMB 5.5 million (US$0.9 million) in the third quarter of 2011, compared to an operating income of RMB 526.4 million in the second quarter of 2011 and RMB 735.8 million in the third quarter of 2010.

The operating margin was negative 0.1% in the third quarter of 2011, compared to operating margin of 12.0% in the second quarter of 2011 and 22.4% in the third quarter of 2010.

Excluding the non-cash inventory provision and non-cash bad debts expense, operating income would be RMB 295.0 million (US$46.3 million) and operating margin would be 6.9%.

Interest Expense

Interest expense was RMB 156.4 million (US$24.5 million) in the third quarter of 2011, compared to RMB 157.8 million in the second quarter of 2011 and RMB 92.4 million in the third quarter of 2010. As of September 30, 2011, the Company had an aggregate of RMB 13.8 billion (US$2.2 billion) borrowings, medium-term notes and convertible notes, an increase of 13.7% from RMB 12.1 billion as of June 30, 2011. The weighted average interest rate for these borrowings was 6.19% in the third quarter of 2011, a decrease from 6.44% in the second quarter of 2011.

Foreign Currency Exchange Losses (Gains)

Foreign currency exchange loss was RMB 153.2 million (US$24.0 million) in the third quarter of 2011, compared to a foreign currency exchange gain of RMB 35.5 million in the second quarter of 2011 and RMB 52.3 million in the third quarter of 2010. The foreign currency exchange loss in the third quarter of 2011 was primarily due to the depreciation of the Euro and U.S. dollar against the Renminbi.

Income Tax Benefit (Expense)

Income tax benefit was RMB 34.4 million (US$5.4 million) in the third quarter of 2011, compared to income tax expense of RMB 73.5 million in the second quarter of 2011 and RMB 106.4 million in the third quarter of 2010. Income tax benefit in the third quarter of 2011 was mainly the result of a deferred tax benefit recognized in connection with the net operating losses incurred in the quarter.

Net Loss (Income)

Net loss was RMB 180.5 million (US$28.3 million) in the third quarter of 2011, compared to net income of RMB 375.6 million in the second quarter of 2011 and RMB 456.1 million in the third quarter of 2010. Diluted loss per ordinary share and per ADS was RMB 1.14 (US$0.18) in the third quarter of 2011, compared to diluted earnings per ordinary share and per ADS of RMB 2.34 in the second quarter of 2011 and RMB 2.92 in the third quarter of 2010.

Adjusted non-GAAP net income was RMB 142.7 million (US$22.4 million) in the third quarter of 2011, compared to RMB 354.0 million in the second quarter of 2011 and RMB 556.6 million in the third quarter of 2010. Adjusted non-GAAP diluted earnings per ordinary share and per ADS were RMB 0.89 (US$0.14), compared to RMB 2.21 in the second quarter of 2011 and RMB 3.57 in the third quarter of 2010.

Balance Sheet Analysis

As of September 30, 2011, Yingli Green Energy had RMB 5,926.3 million (US$929.2 million) in cash and restricted cash, compared to RMB 7,063.4 million as of June 30, 2011.

As of September 30, 2011, inventory was RMB 2,641.5 million (US$414.2 million), compared to RMB 2,556.1 million as of June 30, 2011.

As of September 30, 2011, accounts receivable were RMB 3,342.8 million (US$524.1 million), compared to RMB 2,999.0 million as of June 30, 2011. Days sales outstanding were 71 days in the third quarter of 2011, compared to 61 days in the second quarter of 2011.

As of September 30, 2011, accounts payable were RMB 3,618.8 million (US$567.4 million), an increase from RMB 3,153.1 million as of June 30, 2011. Days payable outstanding increased to 86 days in the third quarter of 2011 from 83 days in the second quarter of 2011.

As of September 30, 2011, working capital representing current assets less current liabilities was RMB 434.0 million (US$68.0 million), compared to RMB 2,174.9 million as of June 30, 2011.

As of the date of this press release, the Company had approximately RMB 6,685.8 million in unutilized short-term lines of credit, and RMB 3,084.5 million committed long term facility that can be drawn down in the near future.

Business Outlook for Full Year 2011

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company revises its PV module shipment target to be in the estimated range of 1,580 MW to 1,630 MW from the previous expected range of 1,700 MW to 1,750 MW for fiscal year 2011, which represents an increase of 48.8% to 53.5% compared to fiscal year 2010.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, non-cash interest expense, gain on bargain purchase from an acquisition, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, non-cash inventory provision and non-cash valuation allowance for deferred tax assets. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.3780 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2011. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on November 23, 2011, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

— U.S. Toll Free Number: +1-866-519-4004

— International dial-in number: +1-718-354-1231

— Passcode: 26220673

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until November 30, 2011 by dialing:

— U.S. Toll Free Number: +1-866-214-5335

— International dial-in number: +1-718-354-1232

— Passcode: 26220673

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated production capacity of over 1 GW per year. Two capacity expansion projects of 600 MW and 100 MW in Baoding and Hainan, respectively, started initial production in early July 2011 and are expected to increase the Company’s total nameplate capacity to 1.7 GW in late 2011. In addition, Yingli Green Energy’s in-house polysilicon plant, Fine Silicon, which has a designed annual production capacity of 3,000 metric tons, has successfully started commercial operation in early August 2010. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 11,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2010	September 30, 2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	6,501,060	5,926,274	929,174
Accounts receivable, net	2,099,805	3,342,820	524,117
Inventories	2,524,956	2,641,494	414,157
Prepayments to suppliers	573,937	405,224	63,535
Prepaid expenses and other current assets	1,207,303	1,527,032	239,422

Total current assets	12,907,061	13,842,844	2,170,405

Long-term prepayments to suppliers	504,326	1,444,625	226,501
Property, plant and equipment, net	9,933,956	13,902,652	2,179,782
Land use rights	358,834	479,248	75,141
Goodwill and intangible assets, net	434,160	395,948	62,080
Other assets	50,157	189,808	29,761

Total assets	24,188,494	30,255,125	4,743,670

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	5,857,878	8,525,146	1,336,649
Secured senior convertible notes	—	118,118	18,520
Accounts payable	2,475,415	3,618,836	567,394
Other current liabilities and accrued expenses	1,449,685	1,146,783	179,802

Total current liabilities	9,782,978	13,408,883	2,102,365

Unsecured senior convertible notes	8,121	9,195	1,442
Secured senior convertible notes	83,213	—	—
Long-term debt, excluding current portion	2,496,482	2,753,103	431,656
Medium-term notes	1,001,128	2,405,034	377,083
Other liabilities	542,956	713,602	111,885

Total liabilities	13,914,878	19,289,817	3,024,431

Shareholders’ equity:
Ordinary shares	11,881	12,011	1,883
Additional paid-in capital	6,412,995	6,455,639	1,012,173
Accumulated other comprehensive income	59,183	127,958	20,062
Retained earnings	1,866,813	2,430,254	381,037

Total equity attributable to Yingli Green Energy	8,350,872	9,025,862	1,415,155

Noncontrolling interests	1,922,744	1,939,446	304,084

Total shareholders’ equity	10,273,616	10,965,308	1,719,239

Total liabilities and shareholders’ equity	24,188,494	30,255,125	4,743,670

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Operations

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	3,205,039	4,289,855	4,201,785	658,793
Sales of PV systems	10,915	5,055	9,231	1,447
Other revenues	68,283	103,889	47,560	7,457

Total net revenues	3,284,237	4,398,799	4,258,576	667,697
Cost of revenues:
Cost of PV modules sales, including non-cash inventory provision	(2,113,997)	(3,335,135)	(3,713,630)	(582,256)
Cost of PV systems sales	(9,893)	(3,766)	(7,329)	(1,149)
Cost of other revenues	(65,810)	(89,783)	(79,077)	(12,398)

Total cost of revenues	(2,189,700)	(3,428,684)	(3,800,036)	(595,803)

Gross profit	1,094,537	970,115	458,540	71,894
Selling expenses	(195,325)	(210,448)	(191,926)	(30,092)
General and administrative expenses, including non-cash bad debt expense	(125,876)	(129,055)	(186,491)	(29,240)
Research and development expenses	(37,516)	(104,223)	(85,635)	(13,427)

Total operating expenses	(358,717)	(443,726)	(464,052)	(72,759)

Income (loss) from operations	735,820	526,389	(5,512)	(865)
Other income (expense):
Interest expense	(92,357)	(157,822)	(156,430)	(24,526)
Additional charge upon conversion of Convertible Notes	(50,857)	—	—	—
Interest income	3,403	6,391	6,673	1,046
Foreign currency exchange gains (losses)	52,334	35,464	(153,189)	(24,018)
Gain on bargain purchase from an acquisition	—	52,202	—	—
Other income	1,945	3,006	8,252	1,294

Earnings (loss) before income taxes	650,288	465,630	(300,206)	(47,069)
Income tax benefit (expense)	(106,363)	(73,520)	34,374	5,389

Net income (loss)	543,925	392,110	(265,832)	(41,680)
Less: Loss (earnings) attributable to the noncontrolling interests	(87,784)	(16,521)	85,381	13,387

Net income (loss) attributable to Yingli Green Energy	456,141	375,589	(180,451)	(28,293)

Weighted average shares and ADSs outstanding
Basic	151,678,213	157,639,403	158,195,822	158,195,822
Diluted	156,085,199	160,362,215	158,195,822	158,195,822

Earnings (loss) per share and per ADS
Basic	3.01	2.38	(1.14)	(0.18)
Diluted	2.92	2.34	(1.14)	(0.18)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	September 30, 2010	June 30, 2011	September 30, 2011
	RMB	RMB	RMB	US$
Non-GAAP income attributable to Yingli Green Energy	556,627	354,034	142,658	22,367
Share-based compensation attributable to Yingli Green Energy	(16,048)	(14,278)	(13,481)	(2,114)
Amortization of intangible assets attributable to Yingli Green Energy	(12,111)	(11,967)	(11,967)	(1,876)
Non-cash inventory provision	—	—	(258,628)	(40,550)
Gain on bargain purchase from an acquisition	—	52,202	—	—
Non-cash interest expenses attributable to Yingli Green Energy	(72,327)	(4,402)	(10,171)	(1,595)
Non-cash valuation allowance for deferred tax assets	—	—	(28,862)	(4,525)

Net income (loss) attributable to Yingli Green Energy	456,141	375,589	(180,451)	(28,293)

Non-GAAP diluted earnings per share and per ADS	3.57	2.21	0.89	0.14
Diluted earnings (loss) per share and per ADS	2.92	2.34	(1.14)	(0.18)